VIA U.S. MAIL AND EDGAR
October 10, 2007
Perry Hindin, Esq.
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 6010
Washington, D.C. 20549
Re:	Gen-Probe Incorporated Definitive 14A Filed April 26, 2007 File No. 001-31279
Dear Mr. Hindin:
     On behalf of Gen-Probe Incorporated (the “Company”), set forth below is our response to your comment letter, dated August 21, 2007, regarding the Definitive Proxy Statement on Schedule 14A of the Company described above (the “Proxy Statement”). To assist your review, we have retyped the text of the Staff’s comments in italics below.
Compensation Discussion and Analysis, page 31
     1. Comment. You provide a description of how company performance affects compensation, but only a general discussion and little analysis of the effect of individual performance, even though your disclosure suggests it is a material factor considered by the compensation committee. For example, in your discussion of your executive compensation philosophy on page 31, you state that one of the four principle objectives of the compensation committee is to provide total compensation that is tied to, and varies based upon, both individual and corporate performance. On page 33 you indicate in the last paragraph that the compensation committee determines base salary increases for the named executive officers based upon, among other factors, the committee’s subjective evaluation of the performance of the executive officers, as well as the officer’s experience, commitment to corporate core values and potential for advancement. In your discussion of annual cash bonus on page 34, you state in the first paragraph that in the event performance targets are achieved, the amount of an executive’s bonus varies based on individual performance, but you provide only a one sentence discussion of the “individual and team performance factor” that was used to determine 2006 bonuses. Please expand your disclosure to provide additional qualitative, and if applicable, quantitative detail and an analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, in assigning an individual and team performance factor to a named executive officer, what factors does the compensation committee consider in its assessment of such officer’s overall performance and, if applicable, how are they weighted? Are certain factors or goals considered more determinative of compensation levels than others? In responding to this comment, please address your statement in footnote 3 to your summary compensation table that all goals were “predetermined and objectively measurable.” See Item 402(b)(2)(vii) of Regulation S-K.
     Response: The Company respectfully submits that in future filings the Company will expand existing disclosure to provide additional qualitative and quantitative detail regarding how individual performance contributed to actual compensation paid to named executive officers. Such disclosure will identify the specific factors upon which named executive officer performance was assessed and the relative weight or importance of such factors. In addition, in future filings the Company will include specific disclosure to demonstrate how the performance goals for named executive officer incentive compensation, including individual goals to the extent applicable, are “predetermined and objectively measurable” as noted in footnote 3 to the Summary Compensation Table.
Executive Compensation Philosophy, page 31
     2. Comment: You indicate on page 32 that in addition to the August 2005 report from Compensia, the compensation committee utilized the 2006 MEDIC Executive Compensation Survey and the 2006 Radford Biotechnology Survey to provide further data points and to help the committee calibrate the findings of the compensation consultant. Please describe these surveys, indicate the number and type of companies used in such surveys and discuss the degree to which the compensation committee considered such companies comparable to you.
     Response: The Company respectfully submits that in future filings the Company will describe in greater detail the nature of all surveys or other reports utilized by the Compensation Committee in connection with establishing compensation levels for named executive officers, including the MEDIC and Radford surveys, to the extent relevant to future disclosure. In doing so, the Company will provide descriptions of the total number and type of companies reviewed and for which data was presented with respect to each survey or report, and the degree to which the Compensation Committee considered such companies comparable to the Company.
Compensation Benchmarking and Peer Group, page 33
     3. Comment: You indicate in the first two sentences of this section that the compensation committee sets base salary structures and annual cash incentive targets for named executive officers around the sixtieth percentile of its peer group and sets equity incentive targets around the seventy-fifth percentile of the peer group. You also indicate that to retain and motivate your key executives, the committee may determine that it is in the best interests of the company to negotiate total compensation packages with executive management that may deviate from these general percentages. Disclose the percentiles of the peer group represented by actual compensation paid for 2006.
     Response: The Company respectfully submits that in future filings the Company will disclose the applicable percentiles for actual compensation paid to named executive officers when compared to the Company’s designated “Peer Group,” as well as any additional factors material to an accurate understanding of the figures presented.
Annual Cash Bonus, page 34
     4. Comment: Disclose the range of company performance factor, or “CPF,” values, how the two performance goals that determine CPF values, net income and revenue, are weighted in terms of their contribution to the CPF, the ranges of achievement for each performance goal and how achievement of a performance goal correlates to a percentage of that goal’s portion of the CPF. For example, on a percentage basis what are the minimum, target and maximum levels of achievement for your net income goal, and how would achievement of 110% of the target level affect that particular goal’s portion of the CPF? Also, to the extent applicable, disclose the range of values of the individual and team performance factor, or “ITPF.” We note that based on the formula provided on page 34 and the actual annual cash bonuses disclosed in the summary compensation table, it appears that your chief executive officer, chief financial officer and chief scientist had ITPF values of 1.16, 1.34 and 1.7 respectively.
     Response: The Company respectfully submits that in future filings the Company will disclose the range of the company performance factor (“CPF”) values established by the Compensation Committee, the relative weight afforded to each performance goal (net income and revenue) utilized in calculating the CPF, the ranges of achievement for each performance goal on a percentage basis of such goal’s target, how the level of achievement of a particular performance goal correlates to a percentage of that goal’s portion of the CPF, and the range of values of the individual and team performance factor established by the Compensation Committee. The Company respectfully directs your attention to the Company’s response to Staff Comment #5 set forth below, which the Company believes will impact the scope of the foregoing disclosure.
     5. You have not provided a quantitative discussion of the terms of the necessary performance objectives to be achieved in order for your executive officers to earn their incentive compensation. Please disclose the specific net income and revenue targets used to determine incentive amounts. Given your statement in footnote 3 to the summary compensation table that annual cash bonus goals were predetermined and objectively measurable, also disclose the performance measures used to determine each named executive officer’s individual and team performance factor. To the extent you believe that disclosure of these performance objectives is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also disclose how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty or ease associated with achieving performance goals are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the target levels or other factors, please provide as much detail as necessary without providing information that would result in competitive harm.
     Response: The Company respectfully submits that specific net income and revenue targets established by the Compensation Committee for executive compensation purposes represent confidential financial information, the disclosure of which would cause competitive harm to the Company. The Company transacts business in the highly competitive diagnostics industry, and disclosure of these targets would cause substantial economic harm to the Company as a result of placing the Company in a competitively disadvantageous position. Therefore, such information falls squarely within the type of information protected from disclosure under National Parks and Conservation Association v. Morton, 498 F.2d 765 (D.C. Cir. 1974) and Burke Energy Corporation v. Department of Energy, 583 F.Supp. 507 (1984).
     To help frame the Company’s response, it is perhaps worthwhile briefly describing the CPF matrix annexed to the 2006 Gen-Probe Employee Bonus Plan (the “2006 Plan”). In 2006, the Company charted eleven columns of net income values and eleven rows of revenue values. The resulting CPF matrix therefore consisted of 121 cells. Each cell contained a percentage value, ranging from 0% to 150%, which established the percentage attributable as the CPF value under the 2006 Plan. Further, there were a total of eleven cells that reflected a 100% CPF value, including at the center point of the matrix. The Company believes revealing these targets would be competitively harmful, as well as potentially misleading to investors, for the reasons set forth below.
     First, disclosure of these targets would place the Company at a competitive disadvantage by providing competitors with valuable insight into the Company’s internal profitability goals, growth strategies and product commercialization and launch objectives. As an example, if the disclosed targets reflect only modest revenue growth for a particular year in which the Company had a significant product launch, competitors could gauge and project the financial assumptions relating to the new product, especially if then compared to the Company’s ranges and targets in subsequent years. This information, in turn, would allow competitors to adjust their own operational objectives or take other competitive measures, such as modifying the timing of competing product launch or commercialization strategies, or instituting particular sales or marketing programs, in each case which could hinder, delay or frustrate the achievement of the Company’s strategic objectives. Moreover, this competitive advantage would be significantly magnified in this instance, as similar information is not available to the Company regarding its major competitors. In this regard, the Company notes that many of its direct competitors are part of larger broad-based health care or multi-faceted conglomerates of which diagnostics comprises only a small part. For example, the Company competes with Roche Molecular Systems (part of F. Hoffman-La Roche), Abbott Molecular (part of Abbott Laboratories) and Siemens Medical Solutions (part of Siemens AG). Disclosure of this information would allow these and other market participants to more effectively compete with the Company by giving them valuable insight into the Company’s internal financial objectives. In comparison, because of the size of these businesses, the Company has little insight into the financial metrics of their diagnostic enterprises.
     In addition, disclosure of the Company’s internally developed executive compensation performance targets may be confusing and misleading to investors, analysts and others, leading to increased stock volatility and costly litigation or disputes. As stated above, in 2006, the Company had eleven combinations of revenue and net income targets that yielded a 100% value. In contrast, the Company provides investors only one guidance range for each of revenues and net income at any given time. The Company believes that once a historical CPF value is measured against its initial guidance (for example, assessing the CPF values in 2006 that yielded a 90% value vs. the Company’s initial FY 2006 revenue and net income guidance), analysts and investors may well attempt to extrapolate this data and make proportionate adjustments to future Company guidance. Any such adjustments would overlook the fact that differences between performance targets and publicly disclosed financial guidance may exist for a number of reasons given their separate and distinct purposes. For example, the Compensation Committee may establish financial performance targets at a level above the Company’s financial guidance in order to incentivize and reward management for the accelerated implementation of certain cost-cutting measures or the accelerated completion of a product launch, which the Company may view as inappropriate to factor into its publicly released financial guidance. Investors and analysts may misconstrue this information as the Company’s financial performance expectations and make assumptions about the Company and its business that affect the market price of the Company’s common stock. As a result, the Company may experience increased stock volatility and may be penalized for failing to achieve executive performance measures, rather than its publicly stated financial performance expectations. This, in turn, could adversely affect the Company’s ability to retain and acquire key talent and may involve the Company in expensive litigation or disputes, any of which would cause significant competitive and economic harm to the Company.
     As a result of the foregoing, the Company respectfully submits that in future filings the Company will include disclosure regarding the likelihood that such performance targets may be achieved in accordance with Instruction 4 to Item 402(b) of Regulation S-K in lieu of disclosing actual performance targets established by the Compensation Committee for executive compensation purposes.
Equity Awards, page 34
     6. Comment: If applicable, describe the basis for allocating compensation between stock options and restricted stock awards. See Item 402(b)(2)(iii) of Regulation S-K.
     Response: The Company respectfully submits that in future filings it will include a description of the basis for allocating between stock options and restricted stock awards.
Post-Termination Benefits, page 36
     7. Comment. Expand your disclosure of your post-termination benefits to include a more thorough discussion of Item 402(b)(1) of Regulation S-K. Discuss how this compensation component and your decisions regarding this element fit into your overall compensation objectives and affect decisions regarding other elements. Also, analyze why you structured the employment agreements of named executive officers in the manner summarized on page 44. For example, discuss why you chose to provide your chief executive officer the $10,000 per year medical reimbursement and the “gross up” payment discussed on page 45, why the severance and bonus portion of his severance package is more generous than that of other officers and why all named executive officers have their option and stock awards automatically vest upon occurrence of the double trigger change of control event you describe in the first paragraph on page 36.
     Response: The Company respectfully submits that in future filings the Company will expand existing disclosure to include a description of how named executive officer post-termination benefits fit into the Company’s overall compensation objectives and affect decisions regarding other compensation elements, as well as an analysis of why particular post-termination benefits are payable upon the occurrence of specified events.
Summary Compensation Table, page 38
     8. Comment: The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1. of the Commission Release No 33-8732A. We note the disparity between your chief executive officer’s base salary and that of the other named executive officers. We also refer you to stock and option awards granted to your chief executive officer noted in the table on page 39 as compared to the lesser awards granted to the other named executive officers. Please provide a more detailed discussion of how and why your chief executive officer’s compensation differs from that of the other named executive officers.
     Response: The Company respectfully submits that in future filings the Company will identify material differences in compensation policies with respect to individual named executive officers and provide a more detailed discussion of how and why the compensation paid to our Chief Executive Officer differs from that or our other named executive officers.
Outstanding Equity Awards at Fiscal year-End, page 40
     9. Comment: Footnotes 1 and 2 to this table set forth the vesting schedule of the option and stock awards but without disclosing their grant dates, it does not appear that you have complied with Instruction 2 to Item 402(f)(2) of Regulation S-K. Please disclose by footnote to the applicable columns the vesting dates of option and stock awards held at fiscal year end.
     Response: The Company respectfully submits that in future filings footnote disclosure will be added to the Outstanding Awards at Fiscal-Year End Table describing the grant date and vesting dates for each stock option award and restricted stock award included in the table in accordance with Instruction 2 to Item 402(f)(2) of Regulation S-K.
     10. Footnote 4 to this table and footnote 2 to your option exercises and stock vested table each reference Deferred Issuance Restricted Stock Awards. Supplement your disclosure to describe these awards. For example, explain how such awards are earned.
     Response: The Company respectfully submits that in future filings the Company will describe in greater detail the nature and features of the Deferred Issuance Restricted Stock referenced in such tables.
Potential Payment Upon Termination or Change-in-Control, page 44
     11. Comment: Your disclosure in this section is not fully responsive to Item 402(j). For example, you disclose dollar amounts in your table on page 44 for automatic vesting of options and restricted stock, but you do not provide the information required by Item 402(j)(3) as to this column. In addition, to the extent there are any material conditions or obligations applicable to the receipt of payments or benefits, including non-compete, non-solicitation and confidentiality agreements, please describe and explain such provisions. Please provide all the information required by Item 402(j).
     Response: The Company respectfully submits that in future filings the Company will describe and explain how the appropriate payment and benefit levels were determined under the various circumstances that trigger payments or the provision of benefits in accordance with Item 402(j)(3) of Regulation S-K, and any material conditions or obligations applicable to the receipt of such payments or benefits, including non-compete, non-solicitation and confidentiality agreements.
Director Compensation, page 47
     12. Comment: Similar to what you have provided in footnote 2 to the director compensation table, please include a footnote describing all assumptions made in the valuation of the option awards granted to your directors by reference to a discussion of those assumptions in the footnotes to your financial statements included in your annual report on Form 10-K. See the Instruction to Item 402(k) of Regulation S-K, indicating that the instruction to Item 402(c)(2)(v) and (vi) applies equally to Item 402(k).
     Response: The Company respectfully submits that in future filings the Company will include footnote disclosure describing the assumptions made in the valuation of the option awards presented in the Director Compensation Table by referencing a discussion of those assumptions in the Company’s financial statements.
     13. Comment: You state in footnote 3 that in May 2006, each director, other than Dr. Laubach, received an award of options to acquire 10,000 shares with grant value of $242,747 (10,000 shares multiplied by $24.2747). Either confirm that such value represents the grant date fair value computed in accordance with FAS 123R or disclose by footnote to the appropriate column the grant date fair value of each equity award computed in accordance with FAS 123R. Disclose by footnote to the appropriate column similar information with respect to each option award. Also, disclose by footnote to the appropriate columns the aggregate number of stock awards and the aggregate number of option awards outstanding at fiscal year end for each director. See the Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.
     Response: The Company respectfully submits that in future filings the Company will confirm with respect to each option award the grant date fair value of such award as determined in accordance with FAS 123R and disclose by footnote the aggregate number of stock awards and option awards outstanding at fiscal year end for each member of the Company’s Board of Directors.
     14. Comment: We note your disclosure in the last paragraph of this section on page 48 regarding a grant of options to purchase 10,000 shares of your common stock to each non-employee director. It is unclear what the penultimate sentence of this paragraph means. Please revise. Also, it is unclear whether this grant is the same grant described in footnote 3 to the table. Please confirm and reconcile the reference in this paragraph to an exercise price per share of $52.69 with the $24.2747 referred to in footnote 3.
     Response: The Company respectfully submits that in future filings the Company will revise the penultimate sentence of the last paragraph of the Director Compensation section as requested and clarify that the option grant referenced in this paragraph is the same option grant described in footnote 3 to the Director Compensation Table. In addition, the Company will clarify that footnote 3 to the Director Compensation Table presents the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year in accordance with FAS 123R for each option granted to a non-employee director during 2006, or $24.2747, while the narrative disclosure in this paragraph references the exercise price for each such option award, or $52.69, the fair market value of the Company’s common stock on the applicable date of grant.
Related-Persons Transactions Policy and Procedures, page 48
     15. Comment: You describe the policies and procedures involving related transactions. Disclose whether the policies and procedures are in writing, and if not, how such policies and procedures are evidenced. See Item 404(b)(l)(iv).
     Response: The Company respectfully submits that in future filings the Company will confirm whether the Company’s related-party transaction policies described therein are set forth in writing and, if not, how such policies and procedures are evidenced.

     The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * * * * * * *
     Please do not hesitate to call R. William Bowen at (858) 410-8918 with any questions or further comments you may have regarding this letter or if you wish to discuss the above responses.

Respectfully submitted,
/s/ R. William Bowen
R. William Bowen
Senior Vice President and General Counsel

Cc:	Henry L. Nordhoff, President and Chief Executive Officer Joseph M. Yaffe, Esq., Latham & Watkins LLP